Filed by Livongo Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.,

Commission File No.: 001-38983

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT TDOC.N—Teladoc Health Inc to Discuss Merger Agreement with Livongo Health Inc Conference Call EVENT DATE/TIME: AUGUST 05, 2020 / 12:00PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

AUGUST 05, 2020 / 12:00PM, TDOC.N—Teladoc Health Inc to Discuss Merger Agreement with Livongo Health Inc Conference Call Glen E. Tullman Livongo Health, Inc.—Founder & Executive Chairman Jason Nathanial Gorevic Teladoc Health, Inc.—CEO & Director Mala Murthy Teladoc Health, Inc.—CFO Patrick Thomas Feeley Teladoc Health, Inc.—VP of IR C O N F E R E N C E C A L L P A R T I C I P A N T S Charles Rhyee Cowen and Company, LLC, Research Division—MD & Senior Research Analyst Daniel R. Grosslight Citigroup Inc., Research Division—Research Analyst George Robert Hill Deutsche Bank AG, Research Division—MD & Equity Research Analyst Lisa Christine Gill JPMorgan Chase & Co, Research Division—Senior Publishing Analyst Matthew Dale Gillmor Robert W. Baird & Co. Incorporated, Research Division—Senior Research Analyst Richard Collamer Close Canaccord Genuity Corp., Research Division—MD & Senior Analyst Sean Wilfred Dodge RBC Capital Markets, Research Division—Analyst Sean William Wieland Piper Sandler & Co., Research Division—MD & Senior Research Analyst Stephanie July Davis SVB Leerink LLC, Research Division—MD & Senior Research Analyst PRESENTATION Operator Good morning, everyone, and welcome to the Teladoc Health and Livongo Merger Call. (Operator Instructions) Please note that (inaudible) recorded today, Wednesday, August 5, 2020, at 8:00 a.m. Eastern Daylight Time. I would now like to turn the meeting over to your host for today’s call, Patrick Feeley, Teladoc Health Vice President Investor Relations. Mr. Feeley, you may begin. Patrick Thomas Feeley—Teladoc Health, Inc.—VP of IR Thank you. This morning, we are pleased to announce the merger agreement between Teladoc Health and Livongo, bringing together our 2 innovative companies will create an organization that possesses the depth and breadth of services that is unmatched by any other company in the digital health space and will allow us to unlock the true potential of virtual health care. On the call today, we will first discuss the strategic and financial aspects of this combination, followed by a question-and-answer session. On the call with me today are Jason Gorevic, Teladoc Health’s CEO; Glen Tullman, Livongo’s Founder and Executive Chairman; Mala Murthy, Teladoc Health’s CFO; Zane Burke, Livongo’s CEO; and Lee Shapiro, CFO of Livongo. In our remarks today, we will be discussing certain non-GAAP financial measures that we believe are important in evaluating the performance of Teladoc Health and Livongo. Details on the relationship between these non-GAAP measures and the most comparable GAAP measures and reconciliations thereof can be found posted on our website. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

AUGUST 05, 2020 / 12:00PM, TDOC.N - Teladoc Health Inc to Discuss Merger Agreement with Livongo Health Inc Conference Call

Also, please note that certain statements made during this call will be forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause the actual results for Teladoc Health and Livongo to differ materially from those expressed or implied on this call.

For additional information, please refer to our cautionary statement in our press release and our filings with the SEC, all of which are available on our website.

I would now like to turn the call over to Jason.

Jason Nathanial Gorevic - *Teladoc Health, Inc. - CEO & Director*

Thanks, Patrick, and thank you, everyone, for joining us this morning on short notice. I'm incredibly excited to announce that we have entered into a definitive agreement to combine with Livongo, the industry leader in digital consumer-centered health care for people with chronic conditions and the pioneer in applying data science and behavioral change to deliver improved health outcomes.

This is a transformative moment that will set a new standard for the delivery, access and experience of health care. This combination creates an organization that has an unmatched depth and breadth of product and service offerings, allowing us to redefine the categories of virtual care, digital health and health care delivery. The combined company will be the only virtual care organization to deliver and enable the full spectrum of whole person care, from primary care to chronic condition management and critical care needs from the home to the hospital worldwide.

This new combined company, focused on delivering a new and different user experience, will be truly unique in health care. Our combined scale, technology leadership position and breadth of capabilities will create a significant competitive advantage in this enormous and vastly underpenetrated market.

For consumers, payers and employers, the newly formed organization will uniquely offer a full range of integrated virtual care services, creating substantial value across the health care ecosystem by increasing access to care, enhancing the consumer experience, improving health outcomes and lowering costs across the system. Enabled by technology and analytics and by the combination of fully digital interactions with virtual connections to physicians, together we will establish a deeper and more complete level of personalized care relationships, all fully integrated into the physical delivery system. The combined company's unique capabilities are a step change forward in our collective commitment to generating better health outcomes and delivering cost savings.

For shareholders, this merger offers a number of strategic benefits, in addition to significant revenue growth synergies that will drive meaningful shareholder value. This combination, which brings together 2 of the fastest-growing and most innovative companies in health care is a natural evolution for each organization.

Teladoc Health and Livongo share a common mission, complementary cultures and shared values. We both have a passion for improving the health care experience and a proven ability to drive meaningful results, while each company also brings a diverse and complementary set of core competencies.

I'll now provide some context for what each of Teladoc Health and Livongo has achieved and how the combination sets a standard for personalized technology-enabled longitudinal care that will continue to improve clinical outcomes and deliver uniquely empowering member experiences, all while reducing the cost of care.

As stand-alone companies, Teladoc Health and Livongo have each delivered significant value for our clients and members. As the global leader in virtual care, Teladoc is transforming the way that people access and experience health care around the world. We provide a broad platform of virtual care solutions through our network of thousands of physicians and medical experts, with a global leadership position across multiple channels and a proven ability to increase patient engagement and improve clinical quality through our diverse set of products. Our solutions are available to over 70 million individuals in the U.S. alone, in addition to tens of millions internationally.

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AUGUST 05, 2020 / 12:00PM, TDOC.N - Teladoc Health Inc to Discuss Merger Agreement with Livongo Health Inc Conference Call

We have long been admirers of the Livongo team, and my admiration has only grown as I've gotten to know their group of incredibly talented leaders through this process. Their impressive track record of innovation delivers value by empowering people with chronic conditions to live better and healthier lives, addressing diabetes, hypertension, prediabetes, weight management and behavioral health through a personalized member-centric approach. Combining cellular connected devices and data science, Livongo's AI+AI engine aggregates information from across the health care ecosystem, interprets that information to understand what it means to members, applies personalized insights exactly when and where most useful and then iterates based on those learnings. This approach has delivered meaningful improvement in clinical outcomes and cost savings for Livongo's clients, which include more than 30% of the Fortune 500 and a number of large health plans, while creating differentiated experiences and better quality of life for the people living with chronic conditions.

Together, we will take a giant leap forward for the consumer, revolutionizing their experience with health care. Driven by predictive analytics and data science, extended by connected health devices and rooted in compassionate expert driven care, the combined company will enable whole person care when and where the member needs it.

Livongo's ability to collect and interpret data and use that data to deliver actionable, personalized insights for members in real time, significantly accelerates Teladoc's ability to leverage its clinical expert-driven care model to create a new, seamless continuum of care, ranging from fully digital interactions to virtual visits with leading medical experts all across one platform. The ability to use real time health data to create appropriate interventions at the right time and the right care level will significantly increase the frequency and quality of interaction with the health care system while meeting consumers where they are, resulting in better outcomes and lower costs.

These newly combined capabilities will enable us to create the next generation of health care delivery models, characterized by deep longitudinal relationships and facilitated by the seamless combination of digital, virtual and physical care delivery. All of this together has the potential to revolutionize care delivery around the world, driving lower costs and better outcomes.

There are significant unmet needs in the health care system, including the growing prevalence of chronic conditions, which traditional health care systems are not designed to manage. Further, there's a lack of access to quality health care for millions of consumers in rural and lower income communities across the globe.

The combined company will be well positioned to address these challenges head on. In fact, both of our respective client bases have been asking us for solutions exactly in line with what the combined company will deliver.

Regarding the first challenge, the combination of these 2 organizations leaves us uniquely positioned to deliver a full-service stack of care to people living with a chronic condition. In the U.S., nearly 147 million people live with a chronic condition, and 40% have 2 or more. 90% of health care spending is attributable to people with chronic conditions, costing the U.S. economy over $3.7 trillion per year. Internationally, 1 in 3 adults is living with one or more chronic conditions.

Combining our virtual network of physicians and clinical experts, our member engagement capabilities and integrated suite of virtual services with Livongo's data-driven approach to providing actionable, personalized and timely digital health insights will enable us to provide an integrated care experience for the people living with chronic conditions that just doesn't exist today.

Our members will not only have access to real-time, data-driven actionable digital insights, but will now also be able to seamlessly connect with a virtual network of medical experts and caregivers, with the ability to directly link with the broader health care system as necessary. This new stepped-care model will drive efficiencies and create value for all stakeholders.

From a financial perspective, this transaction accelerates Teladoc Health's growth rate over the next several years by leveraging the scope and footprint of our combined platform. We see tremendous opportunity for revenue growth synergies, including the ability to cross-sell Livongo's products and services across Teladoc's existing customers and channels and vice versa. This is particularly attractive with only an estimated 25% overlap in the combined client base.

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AUGUST 05, 2020 / 12:00PM, TDOC.N—Teladoc Health Inc to Discuss Merger Agreement with Livongo Health Inc Conference Call interactions across our 70 million lives served and approximately 10 million annual virtual visits. This is a new opportunity to leverage the Teladoc flywheel, where every member interaction across the platform creates a new opportunity for us all to cross-sell solutions and drive increased utilization of products and services. This is a strategy that has been highly successful over the past several years, and we feel very confident in our ability to activate it for Livongo’s leading capabilities. This merger will also create the ability to leverage Teladoc Health’s existing distribution channels to expand Livongo’s solutions to an underpenetrated international marketplace. As we’ve recently demonstrated with our early success expanding the InTouch Health platform internationally. In addition, the combined engagement capabilities will allow each of us to leverage each other’s technology to drive enhanced member enrollment and utilization while improving outcomes. Mala will discuss these synergies in further details later in the call. Looking beyond these already identified synergies, we see significant additional opportunities for revenue accretion. Virtual care has become an integral part of the health care landscape. McKinsey recently estimated that $250 billion of health care could be virtualized in the U.S. alone. These secular trends are being accelerated by the current global pandemic, and we expect to see elevated demands as we set the standard for the next generation of virtual care. As I discussed moments ago, the combined scaled platform enables the introduction of innovative new products, including a seamless integration of virtual primary care and chronic care models in both the payer and provider markets. Post-acute and hospital-at-home models opening opportunity for real time intervention, medication optimization and programs aimed at closing gaps in care. We expect these new capabilities to open up a novel economic model that reduces cost in the system while providing our company with the opportunity to share in the value we create. Finally, but perhaps most importantly, I’ve always talked about cultural fit as a top priority in all of our partnerships. As many of you already know, our 2 companies share very similar values, and both cultures are based on a common mission focused on improving the lives of the people we serve. Together, we will accelerate the pace of innovation to achieve this goal. I couldn’t be more excited to bring these 2 great organizations together. And now I’d like to turn the call over to Glen to offer his perspective on the combination of our 2 businesses. Glen? Glen E. Tullman—Livongo Health, Inc.—Founder & Executive Chairman Well, thank you, Jason, and good morning, everyone. Wow, many of you heard the great results of Livongo’s quarter just before this call. I’m really excited to be here with you this morning as we announce what’s next, the creation of a new leader in health and care by bringing together these 2 great organizations. At Livongo, our mission is to empower people with chronic conditions to live better and healthier lives. By combining with Teladoc Health, we are accelerating that mission by reaching even more people. As Jason mentioned already, Teladoc is available to 70 million people in the U.S. alone. We know giving them access to better information and services will enable them to live better and healthier lives. Adding virtual care is a natural evolution of our solutions, and Teladoc Health is the clear leader and a perfect partner for us. The combined company will use technology and data science, the broadest virtual care network in the world and our shared obsessive focus on our users and members to deliver better care to everyone we serve. I’m immensely proud of the Livongo team’s work to build such an innovative platform, which including advanced care management solutions and data science enabled insights, will continue to help millions of people manage their chronic conditions. Livongo’s platform meets consumers where they are, delivering measurable improvements to clinical care and patient outcomes. Our clients benefit from the satisfaction of our members, the improved clinical outcomes and year 1 provable return on investment. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

AUGUST 05, 2020 / 12:00PM, TDOC.N—Teladoc Health Inc to Discuss Merger Agreement with Livongo Health Inc Conference Call very personal relationship with our members, which is key to their satisfaction, their health results and our ability to deliver more cost-effective care. The positive reactions from our clients and members continue to motivate our team. Our more than 400,000 members tell us that they don’t just like us, they love us, and that’s rare in health care. People have the same reaction to Teladoc. Our solutions are now used by more than 30% of the Fortune 500, and our channel partners include 4 of the top-7 payers’, pharmacy benefit managers, and we are recommended by the leading employee benefit or employer benefit consultants. We helped save over $900 — $900,900 annually in health care cost for our typical Livongo member or their employers. More importantly, we’re empowering people with information, health guidance and insights, what we call health nudges, and the tools they need to get and stay happy and healthy. Our business is very personal to us, and we’ve never stopped working to improve our flexible and robust technology engine in order to serve even more people. From our conversations, I know that Jason shares that same passion about people, and also the same commitment to transform health care as we know it today. We have pushed innovation to translate valuable information for our members into actionable solutions to address complex needs that were not adequately addressed before Livongo. Our AI+AI engine, which you’ve heard about earlier, leverages data science and the latest technology, creates a new personalized experience for people with chronic conditions, and helps them to make sustainable behavior changes that leads to better outcomes and lower cost. While the technology might be advanced, the result is simple, Livongo makes it easier for people to stay healthy. Our dedication to the health of our members and our drive to stay at the forefront of health care innovation were key components of our success and will serve both companies well as we join the future together. With Teladoc Health, we will be better positioned to deliver our advanced solutions at scale across their leading platform to more people across the U.S. and internationally. Virtual care and telemedicine are capabilities that our customers have long been asking for, and we are pleased to combine our data-driven capabilities with Teladoc’s platform. As a combined company, we will bring the complementary strengths of our platforms together to form the first of its kind virtual care organization to deliver the full spectrum of care. We will be able to unite Teladoc’s best-in-class virtual care platform with Livongo’s highly sophisticated capabilities to collect data and provide useful insights to patients in real time that will help to improve outcomes and deliver quantifiable cost savings. In addition, we will continue to focus on chronic conditions and enable better outcomes for under-resourced, diverse and underserved communities that otherwise would not have access to advanced solutions to help manage their care. Teladoc Health and Livongo will be able to combine clinical excellence and engagement expertise with a data-driven, consumer-centric platform to deliver the highest quality care and best outcomes from wellness to the most complex cases. As demonstrated in our Q2 results we released this morning, Livongo has made tremendous progress in expanding our enrollment across multiple channels and clients. While COVID-19 has certainly accelerated the transformation to more virtual health care, it’s clear that this delivery model is here to stay. As a result, we’re confident that this merger is the right decision for the future of Livongo and our many different stakeholders as it recognizes Livongo’s significant progress and future growth trajectory. Livongo shareholders will have the opportunity to benefit from long-term upside as the combined company leverages each business’ unique and complementary strengths to serve an even larger addressable market. Livongo employees will have the opportunity to be part of a larger team addressing a significantly broader range of health care solutions. Members and clients in the United States and now around the world will have the opportunity to access an expanded range of capabilities supporting their desire to live better, healthier lives. I’m confident that this highly strategic combination will accelerate our ability to meet the evolving demands of our customers and will advance our mission to help people manage chronic conditions alongside Teladoc Health. Before I conclude, I want to emphasize my thanks to the entire Livongo team for their commitment and caring about making a difference in the lives of our members and those who care for them. I often say that every day is the most important day to drive the company forward, empower more people and improve our existing health care system. Never has that been more true than today. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. 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AUGUST 05, 2020 / 12:00PM, TDOC.N - Teladoc Health Inc to Discuss Merger Agreement with Livongo Health Inc Conference Call

As our team spent time with Jason and his team throughout this process, we quickly realized that we found the right partners who shared our vision and who could help us accelerate the growth of Livongo's technology and data-driven solutions. We really can't wait to get started.

Finally, I'm excited to join the Board of the combined company along with a number of our existing board members from Livongo, as we together guide the company into this next exciting phase of growth and success.

And with that, I'd like to turn the call over to Mala.

Mala Murthy - *Teladoc Health, Inc. - CFO*

Thank you, Glen, and good morning, everyone. We are tremendously excited about the combination of these 2 innovative companies and the significant value it creates for our combined consumers, clients, employees and shareholders.

As Jason indicated, this is a transformative moment in health care. And the combined organization will be the clear differentiated leader in the virtual care space. Under the terms of the agreement, Livongo shareholders will receive $0.592 per share in Teladoc Health Stock plus consideration of $11.33 in cash for each Livongo share, for total consideration of approximately $18.5 billion, including the assumption of $550 million in Livongo convertible debt.

The merger agreement has been unanimously approved by the Boards of Directors of both companies. We expect the transaction to close by the end of this year, subject to the required regulatory approval and customary closing conditions, including the approval of Teladoc Health and Livongo shareholders.

After closing, Teladoc Health shareholders will own approximately 58% of the combined company, while Livongo shareholders will own approximately 42%. This transaction will create a new leader in digital health with pro forma expected revenue of over $1.3 billion, and more than $120 million in adjusted EBITDA this year.

In addition to the strategic benefit of the transaction, it offers significant financial benefits to our shareholders. This combination has the potential to deliver $500 million in run rate revenue synergies by 2025 from cross-selling and increased penetration into each other's respective client basis, accelerating Livongo's international expansion through Teladoc Health's distribution footprint, and the benefit of improved churn and enrollment from an integrated offering. We expect to realize $100 million of these identified revenue synergies on a run rate basis by the end of year 2.

In addition, as Jason discussed, we see meaningful opportunities for revenue synergies beyond those quantified from next-generation opportunities. We expect cost synergies of $60 million by the end of the second year after close, primarily related to activities such as vendor consolidation, streamlining corporate functions and eliminating redundancies, enabling us the flexibility to drive the bottom line and invest in growth.

Excluding synergies, we expect to deliver annual pro forma revenue growth in the range of 30% to 40% over the next 3 years, driven by the broad-based momentum each company has sustained on a stand-alone basis and the secular trends towards more virtualization of health care.

Upon closing of the transaction, our pro forma debt outstanding will be $1.9 billion and our pro forma cash on hand will be in excess of $650 million, leaving the balance sheet in a strong position to continue investing in the combined business.

The combined organization will feature a 13-member Board, comprising of 8 representatives from the current Teladoc Health Board and 5 from the Livongo Board, ensuring that we capitalize on the complementary assets that the 2 organizations bring together.

With that, I will turn it back over to Jason.

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AUGUST 05, 2020 / 12:00PM, TDOC.N - Teladoc Health Inc to Discuss Merger Agreement with Livongo Health Inc Conference Call

Jason Nathanial Gorevic - *Teladoc Health, Inc. - CEO & Director*

Thanks, Mala. As you've heard this morning, this new platform will unlock the power of virtual care for consumers, clients and shareholders by bringing together 2 of the most innovative and fastest-growing companies in health care today. This combination offers many strategic and financial benefits, delivering tremendous opportunity for revenue accretion for the combined entity.

Together, we will offer a breadth of virtual health services unrivaled in the marketplace, creating a complete end-to-end virtual care solution for consumers regardless of health status, socioeconomic status or physical location. The combination of these 2 companies will create substantial value across the health care ecosystem by increasing access to care, improving patient outcomes and lowering costs across the system.

And with that, we'll open the call for questions. Operator?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from Lisa Gill with JPMorgan.

Lisa Christine Gill - *JPMorgan Chase & Co, Research Division - Senior Publishing Analyst*

Can you hear me?

Jason Nathanial Gorevic - *Teladoc Health, Inc. - CEO & Director*

Lisa, I can hear you.

Lisa Christine Gill - *JPMorgan Chase & Co, Research Division - Senior Publishing Analyst*

Okay. Great. Jason, congratulations. Just want to better understand just 2 quick things. One, you talked about the customer overlap today at 25%. Is that the number of customers? Or the number of members, would be first?

And then second, for you or Mala, the 30% to 40%, how do we think about that? Is that the new long-term growth rate over the next several years? Is that just the next few years? I just want to better understand how you're thinking about growth longer term.

Jason Nathanial Gorevic - *Teladoc Health, Inc. - CEO & Director*

Sure, Mala, you want to take those?

Mala Murthy - *Teladoc Health, Inc. - CFO*

Sure. So the way I would think about the 30% to 40% is as follows, think about it for the next 2 to 3 years, and remember, the synergies that we are talking about is in addition to the 30% to 40%. And the reason we wanted to provide that context, obviously, is we are bringing together 2 organizations, 2 businesses with tremendous momentum. And so we -- that is sort of what is underpinning the outlook that we have.

In terms of your first question, it's clients.

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AUGUST 05, 2020 / 12:00PM, TDOC.N—Teladoc Health Inc to Discuss Merger Agreement with Livongo Health Inc Conference Call Operator Our next question is from Sean Weiland with Piper Sandler. Sean William Wieland—Piper Sandler & Co., Research Division—MD & Senior Research Analyst Can you hear me? Jason Nathanial Gorevic—Teladoc Health, Inc.—CEO & Director Sean, I can hear you. Sean William Wieland—Piper Sandler & Co., Research Division—MD & Senior Research Analyst Let me add my congrats, too. Can you just get us inside your head a little bit and tell us how you were thinking about valuation when you were proposing the transaction with Livongo? And what percentage of Teladoc members have a chronic condition that would be applicable for Livongo? Jason Nathanial Gorevic—Teladoc Health, Inc.—CEO & Director Yes. So I’ll take the second one first. Our population mirrors the overall population. So as we look at 147 million or so Americans, that’s just shy of 50% of Americans are living with a chronic condition, 40% with 2 or more, and our population is very much representative of that. So as we think of the opportunity to penetrate that 70 million member population who have the access to our platform, there is just tremendous opportunity. And of course, our frequency of interaction due to the sort of wider funnel of conditions that we serve gives us the opportunity to engage them and refer into Livongo’s leading chronic condition programs. Mala, you want to take the question about valuation? Mala Murthy—Teladoc Health, Inc.—CFO Yes. So as we were thinking about valuation, obviously, what we were thinking about is 2 things, right? One is what is the unsynergized pro forma combination of these 2, and how do we see it from a revenue acceleration, accretion to gross margins and opportunity for adjusted EBITDA expansion. So obviously, that is what informed part of our valuation. But the other most important thing is the synergies that we see. So as I mentioned, this is an opportunity for us to drive significant synergies over the next several years. I talked about the $500 million by 2025, I talked about the $100 million by year 2, these are run rate numbers. And the way we have thought about achieving these synergies, we’ve done it with a fair amount of specificity. It’s around the opportunities for cross sell, it is the opportunity to drive international expansion, it is the opportunity with every sort of member-engagement opportunity to have our physicians recommend the products and services of Livongo. So there are many opportunities for us to drive revenue synergies. There are many further unquantified opportunities that we think are truly exciting, and Jason talked about several of them in his prepared remarks. We also see opportunities for cost synergies. Those are the — in the areas of vendor consolidation, back office, there is — these are 2 public companies, there is definitely some rationalization and efficiencies that we can go at. So it’s all of those things that informed the valuation. Operator Our next question is from Stephanie Davis with SVB. 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

AUGUST 05, 2020 / 12:00PM, TDOC.N—Teladoc Health Inc to Discuss Merger Agreement with Livongo Health Inc Conference Call Stephanie July Davis—SVB Leerink LLC, Research Division—MD & Senior Research Analyst So thinking about your forward, Livongo has long talked to their AI engine, while Teladoc is more of a connectivity platform. So what changes can we expect on your back end? And is there an opportunity to leverage this business model for maybe a better marketplace dynamic and what we see in the existing telehealth solution? Jason Nathanial Gorevic—Teladoc Health, Inc.—CEO & Director Yes, absolutely. I appreciate the insight there. We are both leading in, sort of, respective engagement strategies. Our surround-sound engine at Teladoc helps to put people into the top of the funnel, if you will, and then the flywheel effect of our multiple capabilities and virtual care conditions that we treat increases the utilization within the flywheel. On the Livongo side, and maybe Glen can talk to this more, they’ve used advanced data science to create what he referred to as health nudges that create a frequency of interaction with the platform that’s really unmatched. And we see the combination as being highly synergistic and complementary. Glen, do you want to add to that? Glen E. Tullman—Livongo Health, Inc.—Founder & Executive Chairman Yes. Thank you, Jason. The only thing I would add is, right now, in a typical transaction, what you get if you call any telehealth provider, but of course, a Teladoc provider, they have a piece of the story, but they don’t always have all of the story. And what we’ve talked about is how to create a transaction that is informated with information about the people they’re talking with. So let’s say that someone calls up and says, “I’m a little dizzy and I’m not feeling well”. If you knew that they had diabetes, the specificity and the quality of your answer would be dramatically better. And as we’ve talked about blending the platforms together, what we see is we can increase the quality of the transaction. And when you increase the quality of the transaction, you get better results, that drives the finances. So we might say to somebody, okay, you don’t need additional tests, we already have the information. Saving lab tests, we might say here is — you don’t need to go, what you need to do is drink a sugary drink because you need to bring up your blood sugar because we’re looking at the real results. So we think that we can improve the Teladoc-physician experience as well as the individuals who are calling those numbers by using the AI+AI engine. And we also think, as Jason talked about in terms of recruiting, Teladoc has done an amazing job getting people in the front of the funnel. I think we’ve done a very good job of retaining people through the health nudges, through the insights that we give, through the, what we call, empowerment, what a lot of people refer to as engagement. So we think we can be helpful there as well. So the more people go to one platform to get their health care, starting with digital but giving them access to the entire health care continuum, the more they’re going to go to Teladoc as their solution for all of health care. And that’s what both of us are betting on. Operator Our next question is from George Hill with Deutsche Bank. George Robert Hill—Deutsche Bank AG, Research Division—MD & Equity Research Analyst Jason and Glen, congrats on what you guys are building there. I guess, Jason, my question is around what I’ll call coopetition. And over the last few years, you’ve gone from building a business that was a nice niche part of the care delivery process to a very large, very valuable component of the health care delivery system. How do you think about how other competitors in the space are going to look at what you’ve built and the value that’s being attributed to it, and decide that they want a piece 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

AUGUST 05, 2020 / 12:00PM, TDOC.N - Teladoc Health Inc to Discuss Merger Agreement with Livongo Health Inc Conference Call of it for themselves? And kind of how do you preserve the partnerships and the relationships? And kind of like how do you maintain the competitive position that you have, as a lot of people are now going to kind of increasingly train their sights on the value of what you've built?

Jason Nathanial Gorevic - *Teladoc Health, Inc. - CEO & Director*

Yes. Thanks, George. I appreciate that. This has always been part of our vision. If you go back to even our roadshow slides from 5.5 years ago, chronic care was front and center. And so I would say that the combination of these 2 companies was an inevitability. I just -- I think it did get accelerated substantially by the current situation, which has thrust virtual care into the forefront and rapidly accelerated the adoption among consumers as well as among providers. And I think that putting the 2 leaders together is the best way to preserve the competitive advantage. When Glen and I sat down together and talked the first time, it became very clear that we were either going to team up to create the greatest virtual care platform in the market or we were going to end up competing with each other. And we thought that putting the leading assets together with the greatest scale would ultimately deliver the most value to consumers and clients alike, and certainly, that's true for shareholders as well.

Mala Murthy - *Teladoc Health, Inc. - CFO*

George, I will also add. We have talked about our strategic moat, be it our leadership across every channel, be it our global footprint, our membership engagement. Those moats will strengthen, will enable the success of this transaction in many more powerful ways. And the other thing I would say is I really do believe this union will allow us to continue to deliver true savings in the health care ecosystem.

Operator

Our next question is from Sean Dodge with RBC.

Sean Wilfred Dodge - *RBC Capital Markets, Research Division - Analyst*

Congratulations, everyone, on the transaction. Going back to what, Glen, you were talking about just a moment ago about helping to better inform the doc. You pushed now more into longitudinal chronic condition management, the mechanics of delivering that care are providing a good experience for the patient. Can you continue to do that using an independent contractor network of physicians? Or does this change the model a bit, meaning you're going to have to start employing docs directly?

Jason Nathanial Gorevic - *Teladoc Health, Inc. - CEO & Director*

Well, I'll take the first part of that. And Glen, if there's anything you want to add. Sean, as we've been moving toward virtual primary care and more longitudinal relationships, we will continue, and we've talked about this at our Investor Day and even before that, to evolve the model by which we engage with physicians. And we think it will be ultimately multimodal. So we will certainly have a network of independent contractors, and we will use data science and AI in order to ensure the highest quality and the best consumer satisfaction from those interactions. We will also employ, either on a part-time or a full-time basis, professionals to engage with those consumers, just like Livongo does with their health coaches. And lastly, we feel like it's very important for us to be there, enabling the health care system and enabling providers with the technology to deliver care that's better than they can deliver today. And so we will look to continue to bring advanced technologies that ultimately make hospitals and health systems perform better and better meet the needs of their consumers.

Glen, anything you want to add to that with respect to the longitudinal relationship with a chronically ill patient?

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AUGUST 05, 2020 / 12:00PM, TDOC.N—Teladoc Health Inc to Discuss Merger Agreement with Livongo Health Inc Conference Call Yes. I think that, again, what you want to move away from is, traditionally, a chunk of telehealth was considered for a onetime interaction. And again, our vision is to have this as a continuum where you always start from a digital perspective, and you have kind of a step function to increase the level of care where the consumer, the health consumer, is actually helping to make those decisions along with very informed kind of insights that are delivered along the way. And so, one, we think that by using better technology, we can improve the experience of the people going through it as well as improve the quality of care and reduce the cost. But I think the goal longer term, there was a statistic that Jason quoted earlier, and that was 147 million Americans have a chronic condition. And it’s basically 1 out of every 2 adults. And because of that, that’s the target that we would want to go after to say whatever you need, you come to Teladoc, and we’ve got it for you. And that’s ultimately where we want to be that front end — digital front door that opens the path in a seamless and easy-to-use way to all of your health care needs. And so I think that’s kind of the approach that we’re taking, and that’s the longitudinal relationship that we’re searching for, we have that. At Livongo, one of the really exciting synergies is to go after the 70 million people that Teladoc already has a relationship with and have our collective doctors now say to people “You’re having this issue? Here, we have a great solution for you.” And that actually helps health systems and the employers because they want more of their people on it. So it’s a win-win. Operator Our next question is from Richard Close with Canaccord Genuity. Richard Collamer Close—Canaccord Genuity Corp., Research Division—MD & Senior Analyst Great. Congratulations. Two quick questions. With respect to Livongo, Glen, I’m curious if you know how many times a member interacts with your team, and you guys recommend that they go see a physician or do — go see their doctor or do a visit with a clinician. So I’m curious if you have any percentages there. And then as you think about the pricing model going forward for Livongo, will it continue to be a per enrolled member? Or is there any thoughts in terms of going back to a per member, per month in terms of the entire employee base, any change in pricing? Glen E. Tullman—Livongo Health, Inc.—Founder & Executive Chairman Well, I think I’d say 2 things. First of all, in terms of the number that we refer, it really depends on the cohort. And are we talking about people with a single chronic condition, diabetes or hypertension, weight management or behavioral health issues? Are we talking about people with multi chronic kinds of challenges? And then the second question is, what do they need? So if someone is talking to us and they need a change, for example, in the medications that they’re using because we can tell from our data, someone is taking too much or is not using enough insulin, we would then refer to a physician. Previously, that was a broken piece of our process. We couldn’t complete the process seamlessly. Now with Teladoc, we’ll be able to do that. In fact, it won’t even seem like 2 processes, it will be one. So from that standpoint, kind of that’s a data point. The second thing I’ll say is that our health coaches, our certified diabetes educators and the like, have identified 2 trends recently. More and more people call us and they ask us about other health concerns other than their chronic conditions. And when we ask them, we say, “Well, we’re focused on chronic conditions, why are you calling us?” They typically say things like, “Because we trust you, because you’re the only ones who will pick up the phone and because you give us real time answers when we need them.” And so again, the ability to integrate and truly answer those questions with Teladoc is something that we’re really excited about, our health coaches and all the people who are directly interacting with our members love this concept. And frankly, we have started conversations with Teladoc to say, how do we refer to you and you refer to us, and the more we got into it, the more Jason and I concluded, these companies needed to be together, and our clients told us that. Relative to pricing, we have become known and frankly, appreciated by large, self-insured employers and others, for charging only what you use, and that is per participant 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

AUGUST 05, 2020 / 12:00PM, TDOC.N - Teladoc Health Inc to Discuss Merger Agreement with Livongo Health Inc Conference Call per month. That said, increasingly, as we're moving into some risk deals, and as we're handling a broader whole-person perspective, we're starting to look at a variety of ways to price. So I think what will happen is people on our teams, our respective teams, will get together. And what we will do is figure out what works best for the market segment that we're dealing with. And that's something that I think both companies will work together on as we become one, to provide the right kind of pricing for the right markets.

I don't know if you want to comment more -- yes.

Jason Nathanial Gorevic - *Teladoc Health, Inc. - CEO & Director*

Yes. I would just add to that, I agree 100%. And Richard, you've heard us talk many times about the emerging virtual primary care opportunity. That opportunity continues to accelerate and our capabilities there and the value that we can add together, and not only amplifies the opportunity but opens up those other economic structures that enable us to share in the savings that we create, take a larger portion of risk because we know that we can drive better outcomes and lower costs. And we're finding our clients very receptive to that discussion because as Glen said, that's a win-win. So I think you'll see the product convergence, the member experience convergence, all come together in virtual primary care and the economic models that underpin that.

Operator

Our next question is from Charles Rhyee with Cowen.

Charles Rhyee - *Cowen and Company, LLC, Research Division - MD & Senior Research Analyst*

Congrats to both of you as well for the -- for this deal, it makes a lot of sense. But maybe following up, Jason and Glen from Sean's question. Obviously, the virtual care strategy, Jason, you've talked about that for a while. And then if we think about the historical models for both of you have been really going to the employer, offering service that's available to employees. I guess, trying to drill down here, you talked about 140 million Americans with a chronic condition. Jason, you've talked about a large percentage of people don't have a primary care relationship. But if we -- what percentage of the population with a chronic condition are without also a PCP? Because I would think that part of the strategy with virtual, first, is to be that primary care relationship and basically be that patient's doctor and help them manage and monitor their chronic condition. So maybe kind of help us understand, sort of, what that part of the market looks like and in terms of sizing for you.

And then as you think about trying to integrate into the more traditional part of the health care system as more of a primary care bracket, what are the -- sort of the integration pieces and time lines we should think about realistically that you see that kind of developing for you guys?

Jason Nathanial Gorevic - *Teladoc Health, Inc. - CEO & Director*

Yes. So Charles, I don't have off the top of my head, the cross section of people with chronic conditions and their incidence of having a primary care physician. What I would say that we hear from consumers and from plan sponsors, whether that's a health plan or an employer in a commercial program or a government program is that consumers are looking for a single place to go, that delivers care on their terms. And they can get care for whatever their clinical issue is at that time or over a longitudinal period in the event that they have a chronic condition that they're living with. And this is, by far, the highest satisfaction, highest Net Promoter Score set of assets from a consumer perspective. And by bringing them together, they really cover the full range of those clinical needs in a way that's just a better, more consumer-friendly experience because it leverages the data in order to deliver a more personalized experience than you receive in a physical setting that's just not relying on that rich data and those insights. And so we see that as the winning combination. And we recognize that it's important to be able to integrate with the physical health care system and get someone to the right physician or a facility in the event that they need to be seen in person. And that's where our deep integration and collaboration with the health plans really can deliver a much more powerful combination. And of course, you know that we are deeply integrated and embedded into hospitals and health systems and even more so now that we've concluded the acquisition of InTouch Health. So all of those things come together into a singular strategy focused on delivering more value for the consumer.

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AUGUST 05, 2020 / 12:00PM, TDOC.N—Teladoc Health Inc to Discuss Merger Agreement with Livongo Health Inc Conference Call Operator Our next question is from Daniel Grosslight with Citi. Daniel R. Grosslight—Citigroup Inc., Research Division—Research Analyst Congrats on the deal. A lot of my questions have been asked, but maybe if we can just focus on the data aspects here because now you guys are going to have an incredible trove of data assets with what you’re capturing and what Livongo is capturing. So just curious how you intend to further monetize that data? And in particular, how much interaction will there be between Livongo’s health coaches, Teladoc’s doctors and the doctors that use Teladoc’s provider software. How much access to that data will each of those constituents have? How coordinated will they be? And then maybe on top of that, if I’m a Livongo member that also has access to Teladoc, will I be able to access that Teladoc doctor from my Livongo connected device? Jason Nathanial Gorevic—Teladoc Health, Inc.—CEO & Director Yes. There are a lot of questions in there. A good set of questions for the lot of them. So with respect to data, I think one of the really great things is as the 2 teams got together and started to talk about vision, priorities, and values. When we talk about data, it’s all about providing a better consumer experience and better health care. And so we’re united in our view that the real purpose of the data is to drive better health for people. And we can do that by gaining insights into their behaviors, their conditions and ways that we can help them improve their lives. And so when we think about monetizing data, we always think about — we do the right thing for the consumer that drives better health and a better experience and reduces cost, and that will drive economic value for us and benefit to them in their lives. With respect to the providers, we see an early integration of the Livongo health coaches with our physicians so that they can seamlessly work together. And we’ve always said that our goal is to be able to bring our provider capabilities, meaning our clinical assets, to bear for our hospital and health system clients in the event that they want to engage with that. And of course, many of our hospitals and health systems take advantage of our clinical resources. Glen E. Tullman—Livongo Health, Inc.—Founder & Executive Chairman Yes. And Jason, I would just add 2 points. For those of you who are on the earlier call, you heard Livongo’s President, Dr. Schneider, talk about adding 100 million new data points and a database of 750 million data points. That’s all fed into the AI+AI engine. That generates insights. And the intention is to provide them across the entire Teladoc/Livongo network anywhere that we can provide that information to improve an experience. And so whether it’s insights, whether it’s background data, whether it’s data that can help somebody in behavioral health, for example, interestingly, people who are using Livongo devices, the number of people who’ve said since COVID that their stress has increased 50%, 5-0, 50%. So that would be a great place for us to say, “Hey, we have a place you can go now to address some of those issues.” So that’s just an example of how we might use that data. And the other thing I’d say is the Livongo model puts people in charge of all their data. So we don’t use the data. We don’t monetize it. We don’t advertise on it. We don’t sell it to a third party. Every one of our users is completely in control of their data, where they want to send it to, and that’s been core to our beliefs. 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

AUGUST 05, 2020 / 12:00PM, TDOC.N—Teladoc Health Inc to Discuss Merger Agreement with Livongo Health Inc Conference Call Our next question is from Matthew Gillmor with Baird. Matthew Dale Gillmor—Robert W. Baird & Co. Incorporated, Research Division—Senior Research Analyst Congrats. I wanted to go back to the revenue synergy targets. I was hoping you could provide some details in terms of how those estimates were developed. And can you segment the $500 million between cross-sell, international or between Livongo and Teladoc, where they’re coming from? Jason Nathanial Gorevic—Teladoc Health, Inc.—CEO & Director Mala, you want to walk through that? Mala Murthy—Teladoc Health, Inc.—CFO Yes. So we’ll provide more detail over time. I think at this point in time, we would — what we’ve said we’ve given enough direction. We are very confident about the things that I had outlined in terms of the cross-sell opportunities, the international expansion, the opportunity for using our engagement opportunities to further drive penetration of Livongo’s products and services. I don’t want to get too much more specific than that at this point in time, but we will surely provide more detail as time goes on. Jason Nathanial Gorevic—Teladoc Health, Inc.—CEO & Director So thank you all for tuning in this morning. Again, I know it was short notice, so we really appreciate your juggling your schedules. Speaking for Glen and Mala and Zane and Jenny and Lee and everyone on both teams, we just couldn’t be more excited to bring these 2 organizations together, and we’re thrilled with the opportunity in front of us to really make a difference in the health care system. So thanks again, and good day. Operator Thank you, all. This concludes today’s conference, and thank you for participating. You may now disconnect, and have a great day. DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2020, Thomson Reuters. All Rights Reserved. 13315517-2020-08-05T16:43:36 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Cautionary Note Regarding Forward-Looking Statements This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health and Livongo, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc Health’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc Health’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc Health and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc Health, Livongo or their respective directors; the effects of disruption to Teladoc Health’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc Health’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc Health’s or Livongo’s stock prices; transaction costs; Teladoc Health’s ability to achieve the benefits from the proposed transaction; Teladoc Health’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc Health or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc Health’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc Health’s business model; changes in market conditions and receptivity to Teladoc Health’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc Health (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc Health’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc Health’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc Health nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc Health expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc Health that also constitutes a preliminary proxy statement of each of Teladoc Health and Livongo. After the registration statement is declared effective, each of Teladoc Health and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc Health and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc Health or Livongo may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC HEALTH AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Teladoc Health or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc Health will be available free of charge on Teladoc Health’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc Health or Livongo. Teladoc Health and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc Health is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. The term “Teladoc Health” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.